Exhibit 99.1

AirMedia Announces the Sale of 20.32% of its Advertising Business and Realignment of its Business Components

BEIJING, NOV. 6, 2018 /PRNewswire/ -- AirMedia Group Inc. ("AirMedia" or the "Company") (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that Beijing Linghang Shengshi Advertising Co., Ltd., one of the variable interest entities of the Company, Mr. Herman Guo, , the Chairman and CEO of the Company, and Mr. Qing Xu, the director and executive president of the Company (together, the “Sellers”) have entered an equity transfer agreement (the “Agreement) with Jiangsu Hong Zhou Investment Co., Ltd., an independent third party (the “Buyer”) to sell 20.32% equity interest of Airmedia Group Co., Ltd. (the “AM Advertising” or the “Target”) for an initial transfer price of RMB580 million in cash (the “Initial Consideration”), as adjusted pursuant to the Agreement.

Among the total Initial Consideration, the consideration payment of RMB200 million will be made in three installments pursuant to the Agreement. The first installment of RMB50 million is required to be received within 3 working days after the execution of the Agreement. The second installment of RMB100 million is required to be received within 3 working days after the completion of the industrial and commercial registration procedure by the Sellers. The third installment of RMB50 million is required to be received within 30 days after the completion of the industrial and commercial registration procedure by the Sellers. The remainder of the RMB380 million shall be, subject to certain conditions provided in the Agreement, paid to the Sellers within 3 working days upon receipt of approvals granted by the competent securities regulatory department with respect to the listing/restructuring applications of the Target or its related party. Meanwhile, Sellers are obligated to repurchase the equity interests in the Target if the listing/restructuring applications are not duly submitted or the approvals from the competent securities regulatory department are not secured, each within a specified period provided in the Agreement, for the repurchase price as calculated pursuant to the Agreement. In addition, subject to certain conditions provided in the Agreement, the Initial Consideration may be incremented if the Buyer would successfully re-transfer the 20.32% of the equity interest in the Target to a third party above the Initial Consideration or the Buyer makes profit or should have made profit on selling its equity securities in the Target after the completion of listing/restructuring of the Target.

The foregoing summary description does not purport to be complete, and is qualified in its entirety by the Agreement, a copy of which will be filed as an exhibit to the Form 6-K to be filed by the Company.

Furthermore, the Company announced that it has decided to terminate its business on bus Wi-Fi networks and gas advertising business, and cut down its train Wi-Fi networks business and may terminate the train Wi-Fi networks business when the management of the Company deems necessary.

“The sale of the remaining equity of AM Advertising and the realignment of our business components put us on the right tracks further into the new chapter of our future,” said Herman Guo, CEO the Company. He said, “the realignment empowers the Company to reallocate its resources to further focus on the technological development, system integration, operational management, data analysis and business innovation in providing Wi-Fi inflight.” He further commented, “it is our mission as a vanguard of the inflight Internet business to enable airlines and other partners to embrace the advent of a new chapter in the inflight connectivity.”

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia Group Inc. (AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec's service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China. For more information, please visit http://www.airmedia.net.cn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:

Yan Liu

Director, Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com

Investor Contact:

Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com